GLJ	Petroleum Consultants
Principal Officers:
Keith M. Braaten, P. Eng.
President & CEO Jodi L. Anhorn, P. Eng.
    Executive Vice President & COO
Officers / Vice Presidents:
Caralyn P. Bennett, P. Eng. Tim R. Freeborn, P.Eng. Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng. Todd J. Ikeda, P. Eng. Bryan M. Joa, P. Eng. Mark Jobin, P. Geol. John E. Keith, P. Eng.

LETTER OF CONSENT

TO: Pengrowth Energy Corporation
2100, 222-3 Avenue SW
Calgary, Alberta T2P OB4
We hereby consent to the reference to our name and report evaluating Pengrowth Energy Corporation’s oil and gas reserves as of December 31, 2014 and the information derived from our reports, as described or incorporated by reference in: (i) Pengrowth Energy Corporation’s Annual Report on Form 40-F for the year ended December 31, 2014 and (ii) the Registration Statement on Form F-3 (File No. 333-180888) filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable.
Yours truly,
GLJ PETROLEUM CONSULTANTS LTD.

/s/ "Todd J. Ikeda"
Todd J. Ikeda, P. Eng
Vice President

Calgary, Alberta
February 26, 2015

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com